SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of July 24, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.








                                                                Press enquiries:
                David Beck, tel: +44 207 543 6979; email: david.beck@marconi.com

                                                             Investor enquiries:
                                    Heather Green, tel; +44 207 543 6910; email:
                                                       heather.green@marconi.com


                     APPOINTMENT OF CHIEF FINANCIAL OFFICER

             Pavi Binning appointed CFO of Marconi Corporation plc
               Chris Holden appointed Group Financial Controller


LONDON - 24 July, 2003 - Marconi Corporation plc (London: MONI) announces that it has today appointed Pavi Binning as Chief Financial Officer. Pavi, 43, will take up the role on his departure from Diageo Plc, which is anticipated to be in October 2003. Chris Holden who first joined Marconi as interim Group Financial Controller in August 2002, and who later agreed to take on the CFO role on an interim basis, has accepted the Group Financial Controller position on a permanent basis. Pavi Binning will join the Board of Marconi Corporation plc at the time he joins the Company and Chris Holden will leave the Board at that time. Pavi will be granted five million options under the Marconi Corporation Senior Management Share Option Plan.

Pavi Binning joined Diageo Plc in 1986 and has performed a number of senior corporate and operational finance roles for the company, most recently as Corporate Finance Director, Group Financial Controller, CFO Europe and CFO Americas. Prior to Diageo Pavi worked for Solex Plc and Electrolux Ltd. He is a member of the Chartered Institute of Management Accountants (1982).

"Pavi Binning will make an excellent CFO for Marconi," said John Devaney, Chairman of Marconi Corporation plc. "We are fortunate to have been able to choose the best from some very high quality candidates. I am also delighted that Chris Holden, who has done a superb job and helped the Company through a complex and arduous refinancing, has agreed to remain in place as Group Financial Controller, a role in which he has already shown that he excels."

The Company can confirm that there are no details to be disclosed in respect of Mr Binning pursuant to paragraph 16.4 of the Listing Rules.



ENDS/...

Notes to Editors

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 24 July 2003